SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended        December 31, 2007
                           ----------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                   Commission File Number 000-49711
                                          ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Enfield Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          New England Bancshares, Inc.
                               855 Enfield Street
                           Enfield, Connecticut 06082




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                             SUMMARY ANNUAL REPORT
                FOR ENFIELD FEDERAL SAVINGS AND LOAN ASSOCIATION
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST


This is a summary of the annual report for the ENFIELD FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST, EIN 06-0562205, Plan No. 002, for the period January 1, 2007 through December 31, 2007. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $35,193. These expenses included $25,488 in benefits paid to participants and beneficiaries and $9,705 in other expenses. A total of 86 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,594,426 as of December 31, 2007, compared to $1,447,542 as of January 1, 2007. During the plan year the plan experienced an increase in its net assets of $146,884. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $182,077 including employer contributions of $65,574, employee contributions of $181,183, and earnings from investments of $(64,914).

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         1.       financial information; and
         2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call ENFIELD FEDERAL SAVINGS & LOAN ASSOCIATION, 660 ENFIELD STREET PO BOX 1279, ENFIELD, CT 06083, (860) 253-5200.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: Bank of New York $961,230. You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact a EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan (ENFIELD FEDERAL SAVINGS & LOAN ASSOCIATION, 660 ENFIELD STREET PO BOX 1279, ENFIELD, CT 06083) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to:
Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                ENFIELD FEDERAL SAVINGS AND LOAN
                                                ASSOCIATION EMPLOYEES' SAVINGS &
                                                PROFIT SHARING PLAN AND TRUST






Date June 25, 2008                              By:      /s/ Cynthia G. Gray
                                                Name:    Cynthia G. Gray
                                                Title:   Plan Administrator